EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY*	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
Tekelec Argentina S.R.L.	Argentina
Tekelec International, SPRL	Belgium
Tekelec do Brasil Ltda.	Brazil
Tekelec Canada Inc.	Canada
Tekelec Columbia Ltda.	Columbia
Tekelec Czech Republic s.r.o.	Czech Republic
Tekelec	Delaware
Tekelec International Inc.	Delaware
Tekelec France SAS	France
iptelorg GmbH	Germany
Tekelec Germany GmbH	Germany
Tekelec Hong Kong Limited	Hong Kong
Tekelec Systems India Private Limited	India
Tekelec Italy s.r.l.	Italy
Tekelec Malaysia Sdn. Bhd.	Malaysia
Tekelec Mexico S. de R.L. de C.V.	Mexico
Tekelec Singapore Pte. Ltd.	Singapore
Tekelec Telecomm Equipment (Proprietary) Limited	South Africa
Tekelec Spain, S.L.	Spain
Tekelec Taiwan Co., Ltd.	Taiwan
Tekelec Limited	United Kingdom

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* The subsidiaries of the Registrant do not do business under any name other than as listed above.